

08030403

AB
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UMB Distribution Services, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

803 W Michigan Street, Suite A
(No. and Street)

Milwaukee, Wisconsin 53233
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Mortensen   **414-299-2233**
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Company LLP
                      (Name – *if individual, state last, first, middle name*)

115 S 84th Street, Suite 400   **Milwaukee, Wisconsin 53214**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/14/08

OATH OR AFFIRMATION

I, ___Christine Mortensen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___UMB Distribution Services, LLC_____ , as

of ___December 31·_____, 20 _07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signed before me on February 15, 2008 at Milwaukee, Wisconsin.

_____

_____
Signature

Treasurer

_____
Title

Notary Public My Commission expires 3-30-2008.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) ~~XXXXXXXXXXXXXXXXXXXXXXXXX~~. Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~XXXXXXXXXXXXXXXXXXXXXXXXX~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS



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&company

INDEPENDENT AUDITORS' REPORT

To the Member
UMB Distribution Services, LLC

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC as of December 31, 2007 and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company LLP

Milwaukee, Wisconsin
February 18, 2008

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

ASSETS

Cash and cash equivalents	$ 427,961
Accounts receivable - fees	229,864
Other assets	28,623
Reimbursable expenses	10,975
TOTAL ASSETS	**$ 697,423**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$ 9,750
TOTAL LIABILITIES	9,750
MEMBER'S EQUITY	687,673
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 697,423**

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
Year Ended December 31, 2007

REVENUES	$ 1,371,260
EXPENSES	
Management and administrative fees	842,534
Registration fees	46,369
Accounting fees	9,951
General and administrative	10,177
Total Expenses	909,031
NET INCOME	462,229
MEMBER'S EQUITY - Beginning of Year	575,444
Member's Distributions	(350,000)
MEMBER'S EQUITY - END OF YEAR	$ 687,673

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 462,229
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable - fees	(9,266)
Reimbursable expenses	(5,124)
Other assets	6,232
Other accrued expenses	2,050
Net Cash Flows from Operating Activities	456,121
CASH FLOWS USED IN FINANCING ACTIVITIES	
Member's Distributions	(350,000)
Net Cash Flows Used in Financing Activities	(350,000)
Net Change in Cash and Cash Equivalents	106,121
CASH AND CASH EQUIVALENTS - Beginning of Year	321,840
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 427,961

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc., (the "Parent").

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2007 exceeded the $100,000 federally-insured limit by $323,856.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. At December 31, 2007, no allowance for doubtful accounts was provided as all receivables are considered collectible.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue

Revenue consists of fees for providing fulfillment and distribution services and is recognized when services are provided.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $842,534.

The Company operates out of a location shared with the Parent

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by the Parent on behalf of the Company, as well as expenses paid by the Company on behalf of the Parent. These transactions are reimbursed periodically.

At December 31, 2007, no amounts are receivable from the Parent.

Scout Investment Advisors, Inc.

Both Scout Investment Advisors, Inc., one of the Company's clients, and the Parent, are subsidiaries of UMB Financial Corporation. The Company provides distribution-related services to Scout Investment Advisors, Inc. Revenue from Scout Investment Advisors, Inc. totaled $12,364 for the year ended December 31, 2007.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 3 - Major Clients

For the year ended December 31, 2007, two clients accounted for approximately 63.8% of the Company's total revenue. Accounts receivable from these clients at December 31, 2007 totaled $150,708, or approximately 65.6% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2007, the Company had net capital of $372,273 which was $347,273 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2007.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2007.

SUPPLEMENTAL INFORMATION



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&company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Member
UMB Distribution Services, LLC

We have audited the accompanying financial statements of UMB Distribution Services, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 18, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 18, 2008

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2007

AGGREGATE INDEBTEDNESS

Accrued expenses	$ 9,750
Total Aggregate Indebtedness	$ 9,750
Minimum required net capital (based on aggregate indebtedness)	$ 650

NET CAPITAL

Member's equity	$ 687,673
Deductions:	
Cash	(45,938)
Accounts receivable - fees	(229,864)
Other assets	(28,623)
Reimbursable expenses	(10,975)
Net Capital	372,273
Net capital requirement (Minimum)	25,000
Capital in excess of minimum requirement	$ 347,273
Ratio of aggregate indebtedness to net capital	.03 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



VirchowKrause
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REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
UMB Distribution Services, LLC

In planning and performing our audit of the financial statements of UMB Distribution Services, LLC (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

Page 10

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 18, 2008

END